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INVEST IN **CXFFEEBLACK**

Honor Your Roots

 **EARLY BIRD TERMS: $20,366 LEFT** ?

$79,634

reserved by 109 investors

INVESTMENT TERMS ⌄

Custom Contract
You will receive future Equity in the company (yes -

Overview ⌄      **RESERVE**

    